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                               FIRST AMENDMENT TO
                       TERMINATION AGREEMENT AND RELEASE

         This First Amendment, dated August 23, 1996 (this "Amendment"), amends that certain Termination Agreement and Release (the "Termination Agreement and Release"), dated effective September 29, 1995, by and between Eddie L. Nowell ("Nowell") and UTI Energy Corp., a Delaware corporation ("UTI").

         Whereas Nowell is a former employee of UTI;

         WHEREAS Nowell and UTI entered into the Termination Agreement and Release providing for the terms and conditions of Nowell's termination of employment with UTI and the vesting and granting of options to Nowell in connection therewith; and

         WHEREAS Nowell and UTI now wish to clarify certain provisions of
Section 7 of the Termination Agreement and Release relating to certain options (the "Options") granted to Nowell to purchase shares of UTI common stock, par value $.001 per share ("Common Stock"), and, to the extent the Termination Agreement and Release may be construed contrary to such clarification, to amend the Termination Agreement and Release;

         NOW, THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound hereby, UTI and Nowell hereby agree as follows:

         1. Options Covered. The parties acknowledge that the Options now held by Nowell consist of (i) options to purchase 33,660 shares of Common Stock, which options were granted under the terms of the UTI 1993 Non-Qualified Stock Option Plan (the "Plan") and subject to a stock option agreement by and between UTI and Nowell dated December 14, 1993 (the "Option Agreement") and
(ii) new options to purchase 15,000 shares of Common Stock (the "New Options") granted on the Effective Date (as defined in the Termination Agreement and Release), and that all of the above described options were fully vested on the Effective Date.

         2. Clarification of New Option. The parties agree that although the New Options may not have been permitted under the express terms of the Plan, it was the intent and understanding of both parties that the New Options be subject to the same terms, conditions and provisions of an option granted under the Plan and the Option Agreement, except that (i) the date of grant of the New Options was to be September 29, 1995 and the exercise price of the New Options was to be the fair market value of the Common Stock on September 29, 1995 (that is, $4 5/8 per share of Common Stock), (ii) the New Options were fully vested on the date of grant and not subject to Nowell remaining in the employment of UTI or any of its subsidiaries and (iii) the termination date of the New Options is August 29, 2005.

         3. UTI/Nowell Plan. The terms, conditions and provisions to which the New Options shall be the same as an option granted under the Plan, subject to the modifications described in the preceding paragraph, and such options shall constitute an employee benefit plan for Nowell as defined by Rule 405 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

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         4.      Effect of Clarification.  This Amendment shall amend the
Termination Agreement and Release only to the extent the Termination Agreement and Release may be construed in conflict with this Amendment. The Termination Agreement and Release shall remain in full force and effect in all other respects.


         EXECUTED as of the date first written above.


                                        UTI ENERGY CORP.



                                        By:   /s/ Vaughn E. Drum
                                              ---------------------------------
                                        Name: Vaughn E. Drum
                                        Title: President



                                        /s/ Eddie L. Nowell
                                        ---------------------------------------
                                            Eddie L. Nowell